No Act

P.E. 1/13/14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





14005560

DIVISION OF
CORPORATION FINANCE

Received SEC
MAR 07 2014
Washington, DC 20549

March 7, 2014

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 3-7-14

Rachel A. Seifert
Community Health Systems, Inc.
rachel_seifert@chs.net

Re: Community Health Systems, Inc.
Incoming Letter dated January 13, 2014

Dear Ms. Seifert:

This is in response to your letters dated January 13, 2014 and January 29, 2014 concerning the shareholder proposal submitted to CHS by the Amalgamated Bank's LongView MidCap 400 Index Fund. We also have received letters on the proponent's behalf dated January 20, 2014 and January 31, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
conh@hitchlaw.com

March 7, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Community Health Systems, Inc.
Incoming letter dated January 13, 2014

The first proposal asks the board to adopt a policy that there shall be no acceleration of the vesting of any equity award granted to any senior executive if there is a termination following a change in corporate control, provided, however, that the board's compensation committee may provide that any unvested award will vest on a partial, pro rata basis. The second proposal relates to executive compensation.

There appears to be some basis for your view that CHS may exclude the first proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming annual shareholders' meeting include a proposal sponsored by CHS to approve the amended and restated 2009 Stock Option and Award Plan. You indicate that the first proposal would directly conflict with CHS's proposal. You also indicate that inclusion of the first proposal and CHS's proposal in CHS's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if CHS omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(9).

There appears to be some basis for your view that CHS may exclude the second proposal under rule 14a-8(e)(2) because CHS received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if CHS omits the second proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission of the second proposal upon which CHS relies.

We note that CHS did not file its statement of objections to including the second proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant CHS's request that the 80-day requirement be waived.

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, NW • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

31 January 2014

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Via e-mail

Re: Request for no-action relief filed by Community Health Systems

Dear Counsel:

This response is submitted on behalf of Amalgamated Bank's LongView MidCap 400 Index Fund (the "Fund") to the letter from counsel for Community Health Systems ("CHS") dated 29 January 2014.

1. CHS's reply, clocking in at twice the length of the Fund's letter, wastes everyone's time by erecting and knocking down a series of strawman arguments about the so-called "New Proposal." We respond briefly as follows.

CHS cites section E.5 of *Staff Legal Bulletin 14* as authority, but section E.5 explicitly allows the revision of timely proposals to address objections under Rule 14a-8(i)(9), *e.g.*, to clarify that a policy proposal affecting the election of directors should not affect the remaining terms of any incumbent. There would clearly be a "direct conflict" but for such an amendment, which easily remedies the situation.

Thus, the Fund's revision is neither "new" nor "untimely." CHS advances those claims by badly misrepresenting SLB 14, which is claimed to permit "revisions with respect to proposals challenged under Rule 14a-8-(i)(9)," although "[n]one of the circumstances set forth in SLB 14 apply to the New Proposal." CHS Reply Letter at 2-3. Not so. Section E.5 does not provide an exclusive checklist of specific "circumstances" in which a proposal may be amended. Indeed, section E.5 is quite clear that the examples cited are just that – "examples." The one example explicitly given as to the (i)(9) exclusion – modifying a proposal on director elections avoid affecting the unexpired terms of incumbent directors – is perfectly harmonious with the minor revision being proposed here – a language change that avoids any "direct conflict" with the current state of affairs or other matters to be voted at the meeting.

2. CHS does not get to the heart of the issue until page 5 of its letter, which discusses whether *Sysco Corp.* (20 September 2013) and the letters cited therein foreclose the Fund from specifying that the recommended policy can only cover future equity plans. *Sysco Corp.* is hardly the ace of trumps, however, for it did not address the points the Fund makes here.

Neither in its latest letter nor its earlier filing does CHS grapple with the *text* of the (i)(9) exclusion, namely, the requirement of a "direct" conflict between two proposals – not a "theoretical" conflict or a "policy" conflict or a "conceptual" conflict or something equally abstract. The proper scope of this exclusion was set out in the 1976 rulemaking that created Rule 14a-8 in what is largely its modern form. The Commission there stated that the exclusion is to deal with "Counter Proposals," which the Commission deemed to cover a "proposal that is counter to a proposal to be presented by the management." Release No. 34-12999, *Adoption of Amendments Relating to Proposals by Security Holders*, 41 Fed. Reg. 52994, 52998 (col. 3). No such "direct" conflict exists here.

Indeed, CHS's reliance on *Sysco Corp.* appears to be a concession that the perceived conflict exists only at a "policy" level, not at a "direct" level. In any event, *Sysco Corp.* did not expressly endorse the "policy" level rationale, but simply noted the company's view that the proposal would present "alternative and conflicting decisions for shareholders" with the "potential for inconsistent and ambiguous results." No such risk exists here, and unlike the proponent in *Sysco Corp.*, the Fund has explained how no ambiguity would result under any one of the four possible voting results if both proposals appear on the proxy. Tellingly, CHS offers no answer to this analysis, which was not offered in *Sysco Corp.*

The requirement of establishing a "direct" conflict is particularly important when dealing with compensation proposals. Equity incentive plans are not immortal. They are adopted and implemented over a period of time. They expire after a period of time. They are drafted at different periods of time, and new plans reflect new compensation philosophies and practices that may not have existed previously. In this type of context, it is fair game for shareholders to say "This is what we'd like you to do next time." Thus, to take the potential result where a conflict is arguably most pronounced – a vote "for" the 2014 plan and "for" the Fund's proposal – such a result can be reconciled as say "thus far and no farther" – hardly a conflict.

3. The Division has not in other contexts equated conflict at a theoretical "policy" level with a conflict that is "direct" and immediate in nature. Indeed, specific compensation proposals are routinely voted on the same proxy card as the management say-on-pay report. If anything, a vote on such separate items can

benefit to the board of directors, which can gain insight into shareholder concerns at both a macro and a micro level.

Moreover, and as to issues other than executive compensation, there are good reasons to be wary of recognizing the existence of a "direct" conflict at an abstract level. Take, for instance, a shareholder proposal urging a policy of greater gender and racial diversity among directors. Would such a "policy" conflict with a management proposal to re-elect nine white males to the board? Could there not be "inconsistent and ambiguous" results if shareholders get to vote on both items?

Shareholder proposals by their very nature operate at a prospective level. They urge a break with existing policy. After all, if shareholders were satisfied with the *status quo*, there would be no need to offer a proposal in the first place.

The (i)(9) exclusion should be easy to administer by focusing on what are clearly "counter proposals," *e.g.*, a proposal to let 10% of the shareholders seek a special meeting when a management proposal would set the threshold at 25%. The "direct" conflict in that situation, however, is light years away from the theoretical conflict that CHS perceives here.

For these reasons and those stated in our prior letter, CHS has not sustained its burden of showing that the Fund's proposal may be excluded from CHS's proxy materials.

Thank you for your consideration of these points. Please let me know if you have any questions.

Very truly yours,



Cornish F. Hitchcock

cc: Rachel A. Seifert, Esq.



January 29, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Community Health Systems, Inc. 2014 Annual Meeting Shareholder Proposal of the Amalgamated Bank LongView MidCap 400 Index Fund

COMMUNITY
HEALTH
SYSTEMS, INC.

4000 Meridian Boulevard
Franklin, TN 37067
Tel: (615) 465-7000

Ladies and Gentlemen:

On January 13, 2014, Community Health Systems, Inc., a Delaware corporation ("CHS" or the "Company"), submitted a letter (the "No Action Request") requesting the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against CHS if CHS omits from the proxy statement to be distributed by CHS in connection with its 2014 annual meeting of shareholders (the "2014 Proxy Statement") a shareholder proposal (the "Initial Proposal") submitted to the Company on behalf of the Amalgamated Bank LongView MidCap 400 Index Fund (the "Proponent") by Cornish F. Hitchcock in a letter dated December 5, 2013. A copy of the No Action Request is attached to this letter as Exhibit A.

As more fully set forth in the No Action Request, CHS believes that the Initial Proposal may be properly omitted from the 2014 Proxy Statement under Rule 14a-8(i)(9) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because it directly conflicts with one of CHS's own proposals to be submitted to CHS shareholders at the same meeting.

Mr. Hitchcock submitted a letter, dated January 20, 2014, to the Commission on behalf of the Proponent (the "New Proposal Letter") responding to the No Action Request. A copy of the New Proposal Letter is attached hereto as Exhibit B. This letter responds to the New Proposal Letter. Included in the New Proposal Letter is a proposed revision to the Initial Proposal (the "New Proposal"). CHS believes that the New Proposal can be properly excluded from the 2014 Proxy Statement as untimely pursuant to Rule 14a-8(e)(2) because the New Proposal was received after the deadline for submitting shareholder proposals.

I. The Company May Exclude the New Proposal under Rule 14a-8(e)(2) Because the New Proposal was Received at the Company's Principal Executive Offices After the Deadline for Submitting Shareholder Proposals.

Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Company released its 2013 proxy statement to its shareholders on April 5, 2013 and held its 2013 annual meeting of shareholders on May 21, 2013. Consequently, the deadline for submitting a shareholder proposal under Rule 14a-8 for consideration at the Company's 2014 annual meeting of shareholders was December 6, 2013.

Pursuant to Rule 14a-5(e), the Company disclosed in its 2013 proxy statement the deadline for submitting shareholder proposals, as well as the method for submitting such proposals, for the Company's 2014 annual meeting of shareholders. Specifically, page 5 of the Company's 2013 proxy statement states:

> ***What is the deadline for submitting stockholder proposals for the 2014 Annual Meeting of Stockholders?***
>
> *If a stockholder seeks to have a proposal included in our Proxy Statement for the 2014 Annual Meeting of Stockholders pursuant to the rules under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), the proposal must be submitted by no later than December 6, 2013.*

The Company does not intend to change the date of its 2014 annual meeting of shareholders by more than 30 days from the date of the 2013 annual meeting of shareholders. Accordingly, the deadline for submission of shareholder proposals pursuant to Rule 14a-8(e)(2) is as set forth in the Company's 2013 proxy statement.

The Company received a copy of the New Proposal via email on January 20, 2014, over one month after the deadline set forth in the Company's 2013 proxy statement.

As clarified by the Staff in Staff Legal Bulletin No. 14F (October 18, 2011) ("SLB 14F"), "if a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions" (Section D.2, SLB 14F). SLB 14F states that in this situation, the company "must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j)" (*Id.*). This letter constitutes such a notice. The New Proposal constitutes a second proposal that was not submitted prior to the publicly disclosed December 6, 2013 deadline, and the Company does not accept the revisions set forth in the New Proposal. Accordingly, the Company intends to exclude the New Proposal from the 2014 Proxy Statement.

Furthermore, the revisions proposed by Mr. Hitchcock are not the type of revisions Staff guidance would permit. In Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"), at question and answer E.5, the Staff sets forth the "limited circumstances" in which it may permit revisions with respect to proposals challenged under Rule 14a-8(i)(9). None of the circumstances set forth in SLB 14 apply to the New Proposal. Accordingly, the proposed revisions reflected in the New Proposal should not be permitted by the Staff.

On numerous occasions, the Staff has concurred with the exclusion of a proposal pursuant to Rule 14a-8(e)(2) on the basis that it was received at the Company's principal executive offices after the deadline for submitting shareholder proposals. *See, e.g., Costco Wholesale Corporation* (November 20, 2012) (concurring in the exclusion of a revised proposal received over one month after the deadline stated in the previous year's proxy statement); *IDACORP, Inc.* (March 16, 2012) (concurring in the exclusion of a revised proposal received over one month after the deadline stated in the previous year's proxy statement); *General Electric Co.* (January 17, 2012) (concurring in the exclusion of a revised proposal received over one month after the deadline stated in the previous year's proxy statement); *Johnson & Johnson* (January 13, 2010) (concurring in the exclusion of a proposal received one day after the submission deadline); *Verizon Communications, Inc.* (January 29, 2008) (concurring in the exclusion of a proposal received at the company's principal executive offices 20 days after the deadline) and *City National Corp.* (January 17. 2008) (concurring in the exclusion of a proposal when it was received one day after the deadline, even though it was mailed one week earlier).

The Company has not provided the Proponent with the 14-day notice described in Rule 14a-8(f)(1) because such a notice is not required if a proposal's defect cannot be cured. As stated in SLB 14: "The company does not need to provide the shareholder with a notice of defect(s) if the defect(s) cannot be remedied....for example, if the shareholder failed to submit a proposal by the company's properly determined deadline." Accordingly, the Company is not required to send a notice under Rule 14a-8(f)(1) in order for the New Proposal to be excluded under Rule 14a-8(e)(2).

We therefore request that the Staff concur that the New Proposal may properly be excluded from the 2014 Proxy Statement because the New Proposal was not received at the Company's principal executive offices by the properly determined deadline required under Rule 14a-8(e)(2).

II. Waiver of the 80-Day Requirement under Rule 14a-8(j)(1) with Respect to the New Proposal is Appropriate.

The Company requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j)(1) for good cause with respect to the New Proposal. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff to waive the deadline if a company can show "good cause." The Company presently intends to file its definitive proxy statement on or prior to April 10, 2014. The Company did not receive the New Proposal until January 20, 2014. Given the timing of submission of the New Proposal, it was impossible for the Company to prepare and file this submission within the 80-day requirement.

The Staff has consistently found "good cause" to waive the 80-day requirement under Rule 14a-8(j)(1) where the untimely submission of a proposal prevented a company from satisfying the 80-day provision. See Staff Legal Bulletin No. 14B (September 15, 2004) (indicating that the "most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed"); *Costco Wholesale Corporation* (November 20, 2012); *Andrea Electronics Corp.* (July 5, 2011); *Barnes & Noble, Inc.* (June 3, 2008); *DTE Energy Co.* (March 24, 2008) and *Alcoa Inc.* (February 25, 2008) (each waiving the 80-day requirement when the proposal was received by the company after the 80-day submission deadline).

The New Proposal was submitted to the Company after the 80-day deadline in Rule 14a-8(j)(1) had passed. Accordingly, the Company believes that the Staff has "good cause" to waive the 80-day requirement set forth in Rule 14a-8(j)(1) and the Company respectfully requests that the Staff waive the 80-day requirement with respect to the New Proposal.

III. The Initial Proposal May be Excluded Pursuant to Rule 14a-8(i)(9) Because It Directly Conflicts with a Company Proposal.

Rule 14a-8(i)(9) under the Exchange Act provides that a shareholder proposal may be omitted from a proxy statement "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus for the exclusion to be available." Exchange Act Release No. 34-40018, n. 27 (May 21, 1998). As more fully described in the No Action Request, CHS intends to include a Company-sponsored proposal in the 2014 Proxy Statement pursuant to which CHS stockholders will be asked to approve the Community Health Systems, Inc. 2009 Stock Option and Award Plan (the "Plan"), as amended and restated. In particular, the Plan to be submitted for approval by CHS's stockholders will contain provisions which expressly provide for the accelerated vesting of equity awards in the event of a termination following a change in control of the Company. The Initial Proposal, which prohibits accelerated vesting of a senior executive's equity awards in the event of a termination following a change in corporate control, directly conflicts with these provisions of the Plan.

IV. The New Proposal May be Excluded Pursuant to Rule 14a-8(i)(9) Because It Directly Conflicts with a Company Proposal.

Mr. Hitchcock acknowledges in the New Proposal Letter that the Staff has viewed the submission of an equity incentive plan to shareholders as creating a "direct conflict" with shareholder proposals addressing an issue covered by the proposed plan. In the New Proposal Letter, Mr. Hitchcock attempted to bring the Initial Proposal into compliance with Rule 14a-8(i)(9) by removing the final sentence of the second paragraph of the Initial Proposal and adding the following statement in lieu thereof: "provided, however, that this policy shall apply only to equity incentive plans adopted by shareholders after CHS's 2014 annual shareholder meeting and only to awards under such plans."

Even if the proposed revisions set forth in the New Proposal were implemented, those revisions would not resolve the Company's Rule 14a-8(i)(9) objections described in the No Action Request. Proponents of shareholder proposals submitted under Rule 14a-8 have previously argued to the Staff that a conflict between a shareholder proposal and a company-sponsored proposal to adopt an equity-based compensation plan could be eliminated by providing that the shareholder proposal be implemented so as not to violate the terms of any equity-based compensation plan to be voted on at the same shareholder meeting. For example, in *Sysco Corporation* (September 20, 2013), the proponent argued that no conflict existed between a shareholder proposal which sought to prohibit the accelerated vesting of equity awards in the event of a change of control and a company-sponsored proposal to adopt an equity compensation plan which provided for the accelerated vesting of equity awards in the event of a change of control where the shareholder proposal provided that it should be implemented only after the shareholder meeting so as not to violate any compensation or benefit plan being voted on at the same shareholder meeting. The Staff did not accept this argument and permitted exclusion of the shareholder proposal from the company's proxy statement. As noted by Sysco Corporation in its July 15, 2013 letter to the Staff, "It is the restraint on vesting, not the timing of the proposal's implementation, that is the crux of the proposal" and "because, as a policy matter, the proposal seeks adoption of a policy that places restraints on accelerated vesting...in connection with a change of control, the proposal clearly conflicts with the Company's proposal calling for stockholder approval of the Plan, which contains a provision expressly requiring such vesting." Even if Mr. Hitchcock's untimely revisions were to be accepted by the Company, inclusion of both the Company's proposal and either the Initial Proposal or the New Proposal in the 2014 Proxy Statement would likewise continue to present alternative and conflicting decisions for stockholders and would create the potential for inconsistent and ambiguous results.

CONCLUSION

Based on the foregoing, CHS respectfully requests the concurrence of the Staff that it will not recommend enforcement action against CHS if CHS omits the Initial Proposal and the New Proposal in their entirety from the 2014 Proxy Statement. CHS requests that the Staff email a copy of its determination of this matter to the undersigned at rachel_seifert@chs.net.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent.

Rule 14a-8(k) under the Exchange Act and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they elect to submit to the Commission or the Staff. Accordingly, CHS takes this opportunity to inform the Proponent that if the Proponent submits additional correspondence to the Commission or the Staff with respect to the Initial Proposal or the New Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

If you have any questions with respect to this matter, please telephone me at (615) 465-7349, Thomas W. Christopher of Kirkland & Ellis LLP at (212) 446-4790 or Michael P. Brueck of Kirkland & Ellis at (212) 446-6407.

Very truly yours,



Rachel A. Seifert
Executive Vice President,
Secretary and General Counsel

cc: Cornish F. Hitchcock, Hitchcock Law Firm PLLC
Thomas W. Christopher, Kirkland & Ellis LLP
Michael P. Brueck, Kirkland & Ellis LLP

Exhibit A

No Action Request

CHS



January 13, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

COMMUNITY HEALTH SYSTEMS, INC.

4000 Meridian Boulevard

Franklin, TN 37067

Tel: (615) 465-7000

Re: Community Health Systems, Inc. 2014 Annual Meeting Shareholder Proposal of the Amalgamated Bank LongView MidCap 400 Index Fund

Ladies and Gentlemen:

I am writing on behalf of Community Health Systems, Inc., a Delaware corporation ("CHS" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, CHS may exclude the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the Amalgamated Bank LongView MidCap 400 Index Fund (the "Proponent") from the proxy statement to be distributed by CHS in connection with its 2014 annual meeting of shareholders (the "2014 Proxy Statement"). A copy of the Proposal is attached hereto as Exhibit A.

The Proposal states as follows:

> *RESOLVED: The shareholders ask the board of directors to adopt a policy that there shall be no acceleration of the vesting of any equity award granted to any senior executive if there is a termination following a change in corporate control (as defined under any applicable employment agreement or other agreement or under any equity incentive plan or other plan), provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, pro rata basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.*
>
> *For purposes of this policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation*

S-K, which identifies the elements of executive compensation to be disclosed to shareholders. This resolution shall be implemented so as not affect any contractual rights in existence on the date this policy is adopted.

CHS believes that the Proposal may be properly omitted from the 2014 Proxy Statement under Rule 14a-8(i)(9) under the Exchange Act because it directly conflicts with one of CHS's own proposals to be submitted to CHS shareholders at the same meeting.

The Proposal May be Excluded Pursuant to Rule 14a-8(i)(9) Because It Directly Conflicts with a Company Proposal.

Rule 14a-8(i)(9) under the Exchange Act provides that a shareholder proposal may be omitted from a proxy statement "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus for the exclusion to be available." Exchange Act Release No. 34-40018, n. 27 (May 21, 1998).

CHS intends to include a Company-sponsored proposal in the 2014 Proxy Statement pursuant to which CHS stockholders will be asked to approve the Community Health Systems, Inc. 2009 Stock Option and Award Plan (the "Plan"), as amended and restated. Relevant provisions of the Plan are described below. All defined terms used in the description of the Plan below but not otherwise defined herein have the meanings ascribed to such terms in the Plan.

The Plan which will be submitted for approval by CHS's stockholders contains a provision requiring that, in the event of a Change in Control, except to the extent an Option or Award Agreement provides for a different treatment, if outstanding Options or Awards are assumed, continued or replaced by the successor corporation and an Optionee's or a Grantee's employment is terminated for any reason other than Cause or by the Optionee or Grantee for Good Reason within the two-year period following a Change in Control, then, upon such person's termination, (i) such person's outstanding Options and Stock Appreciation Rights will immediately vest and become exercisable, (ii) all restrictions and other conditions applicable to such person's outstanding Restricted Shares, Restricted Stock Units and Stock Awards, including vesting requirements, will immediately lapse and such Awards will become fully vested and (iii) such person's outstanding Performance Awards granted under the Plan will immediately vest and will become immediately payable in accordance with their terms as if the Performance Objectives have been achieved at the target performance level. In addition, the Plan provides that, in the event of a Change of Control, if the outstanding Options or Awards under the Plan are not assumed, continued or replaced by the successor corporation, then upon the Change in Control (A) all outstanding Options and Stock Appreciation Rights will immediately vest and become exercisable, (B) the restrictions and other conditions applicable to all outstanding Restricted Shares, Restricted Stock Units and Stock Awards, including vesting requirements, will immediately lapse, and such Awards will become fully vested and (C) all outstanding

Performance Awards granted under the Plan will immediately vest and will become immediately payable in accordance with their terms as if the Performance Objectives have been achieved at the target performance level.

In particular, the Plan to be submitted for approval by CHS's stockholders will contain the provisions set forth on Exhibit B, including Section 13(b)(iv) thereof. The Proposal, which prohibits accelerated vesting of a senior executive's equity awards in the event of a termination following a change in corporate control, directly conflicts with these provisions of the Plan, which expressly provide for the accelerated vesting of equity awards in the event of a termination following a change in control of the Company.

The Staff has consistently permitted the exclusion of shareholder proposals under Rule 14a-8(i)(9) where, as in this case, an affirmative vote on both the shareholder proposal and a company-sponsored proposal would lead to an inconsistent, ambiguous or inconclusive mandate from the company's shareholders, including when a shareholder proposal seeks to limit or restrict the forms or terms and conditions of equity compensation to senior executives and the company seeks approval of an equity-based compensation plan. For example, in *Verizon Communications Inc.* (February 8, 2013), the Staff permitted exclusion of a shareholder proposal requesting that Verizon's board of directors adopt a policy that, in the event of a change in control, there may not be any acceleration of vesting of any equity award to any senior executive, but that the board's compensation committee may provide that any unvested award will vest on a partial, pro rata basis, where Verizon included in its proxy statement a company-sponsored proposal to amend and restate Verizon's equity based long-term incentive plan to incorporate an amendment to the number of awards that may be granted under the plan and to approve the material terms of the performance goals in the plan for purposes of compliance with Section 162(m) of the Internal Revenue Code. In addition, the Staff has permitted the exclusion of substantially similar proposals on numerous other recent occasions. For example, in each of *Sysco Corporation* (September 20, 2013), *Medtronic, Inc.* (June 25, 2013), *McKesson Corporation* (May 1, 2013), *Starwood Hotels & Resorts Worldwide, Inc.* (March 21, 2013), *Southwestern Energy Company* (March 7, 2013), *Pitney Bowes Inc.* (January 22, 2013) and *Union Pacific Corporation* (January 15, 2013), the Staff permitted exclusion of shareholder proposals that were substantially similar to the Proposal, and which requested the board to adopt a policy prohibiting the acceleration of vesting of equity awards upon a change in control of the company, because the company was including in its proxy statement a company-sponsored proposal requesting approval of an equity compensation plan which provided for the acceleration of vesting of equity awards in connection with a change in control.

Moreover, the Staff's position permitting exclusion under such circumstances has been long standing (see, e.g., *Abercrombie & Fitch Co.* (May 2, 2005) (proposal that stock options be performance-based conflicted with stock option plan submitted by the company for shareholder approval which only provided for time-based options); *Crown Holdings, Inc.* (February 4, 2004) (proposal to discontinue issuing certain equity awards to specified executives conflicted with company sponsored equity incentive plan giving the board broad discretion as to the types and recipients of awards); *AOL Time Warner Inc.* (March 3, 2003) (proposal prohibiting issuance of additional stock options conflicted with company-sponsored discretionary stock option plan); *Croghan Bancshares, Inc.* (March 13, 2002) (proposal to exclude individual directors from stock option and incentive plan conflicted with plan granting board broad discretion to select to whom awards will be made); *First Niagara Financial Group, Inc.* (March 2, 2002) (proposal to replace stock option grants with cash bonuses conflicted with new stock option plan submitted by company); *Osteotech, Inc.* (April 24, 2000) (proposal that no stock options should be granted to executive officers and directors conflicted with new stock plan that granted broad discretion to committee to determine identity of recipients); *Phillips-Van Heusen Corporation* (April 21, 2000) (proposal that officers and directors consider the discontinuance of all stock options and other awards conflicted with company proposal to adopt certain bonus, incentive and stock option plans); *General Electric Company* (January 28, 1997) (proposal requiring stock options be adjusted for inflation conflicted with long-term incentive plan giving committee broad discretion); *Rubbermaid Incorporated* (January 16, 1997) (proposal requiring stock options be adjusted for inflation conflicted with restricted stock incentive plan not requiring such adjustment); *SBC Communications, Inc.* (January 15, 1997) (proposal requiring stock options be adjusted for inflation conflicted with proposal that the company adopt a plan that would provide for issuance of stock options at fair market value of the stock).

The Proposal has terms and conditions that directly conflict with those provided for in the Plan which CHS intends to submit to shareholders for approval at its 2014 annual meeting. In particular, the Proposal and the Plan are unambiguously in conflict with respect to the accelerated vesting of a senior executive's equity awards in the event of termination following a change in control. Because of this conflict, if CHS were to include both the Proposal and CHS's proposal to approve the Plan in the 2014 Proxy Statement, CHS's shareholders would be presented with alternative and conflicting decisions, and an affirmative vote on both the Proposal and CHS's proposal would lead to an inconsistent and inconclusive mandate from the shareholders.

Accordingly, CHS respectfully requests the concurrence of the Staff that it will not recommend enforcement action against CHS if CHS omits the Proposal in its entirety from the 2014 Proxy Statement. CHS requests that the Staff email a copy of its determination of this matter to the undersigned at rachel_seifert@chs.net.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent as notice of CHS's intent to omit the Proposal from the 2014 Proxy Statement.

Rule 14a-8(k) under the Exchange Act and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they elect to submit to the Commission or the Staff. Accordingly, CHS takes this opportunity to inform the Proponent that if the Proponent submits additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

If you have any questions with respect to this matter, please telephone me at (615) 465-7349, Thomas W. Christopher of Kirkland & Ellis LLP at (212) 446-4790 or Michael P. Brueck of Kirkland & Ellis at (212) 446-6407.

Very truly yours,



Rachel A. Seifert
Executive Vice President,
Secretary and General Counsel

RAS/jh

Attachments

cc: Cornish F. Hitchcock, Hitchcock Law Firm PLLC
Thomas W. Christopher, Kirkland & Ellis LLP
Michael P. Brueck, Kirkland & Ellis LLP

Exhibit A

Proposal

CHS

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, NW • No. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

RECEIVED

DEC 0 9 2013

RACHEL SEIFERT

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

5 December 2013

Corporate Secretary
Community Health Services, Inc.
4000 Meridian Boulevard
Franklin, Tennessee 37067

Via UPS

Dear Sir or Madame:

On behalf of the Amalgamated Bank's LongView MidCap 400 Index Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy materials that Community Health Services plans to circulate to shareholders in anticipation of the 2014 annual meeting. The proposal is being submitted under SEC Rule 14a-8, and it relates executive compensation policies.

The Fund is an S&P MidCap 400 index fund, located at 275 Seventh Avenue, New York, N.Y. 10001. The Fund beneficially owns more than $2000 worth of Community Health Services common stock and has held those shares for over a year. A letter from the Bank as record owner confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2014 annual meeting, which a representative is prepared to attend.

The Fund would be pleased to engage in a dialogue with the Company over the issues presented by this resolution. Please let me know if you would like to set up such a discussion.

If you require any additional information, please let me know.

Very truly yours,



Cornish F. Hitchcock

RESOLVED: The shareholders ask the board of directors to adopt a policy that there shall be no acceleration of the vesting of any equity award granted to any senior executive if there is a termination following a change in corporate control (as defined under any applicable employment agreement or other agreement or under any equity incentive plan or other plan), provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which identifies the elements of executive compensation to be disclosed to shareholders. This resolution shall be implemented so as not affect any contractual rights in existence on the date this policy is adopted.

SUPPORTING STATEMENT

Community Health Services allows senior executives to receive an accelerated award of unvested equity awards in certain situations after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that Avon's current practices may permit windfall awards that have nothing to do with a senior executive's performance.

According to last year's proxy statement, the termination of CEO Smith after a change in control could have generated an award worth over $9 million in accelerated vesting of unearned equity grants. Other senior executives would have received accelerated awards worth between $1.9 million and $3.7 million.

We are unpersuaded by the argument that executives somehow "deserve" to receive unvested awards that they have not earned. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.

We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of any unearned equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee.

We urge you to vote FOR this proposal.



RECEIVED

DEC 12 2013

RACHEL SEIFERT

5 December 2013

Corporate Secretary
Community Health Services, Inc.
4000 Meridian Boulevard
Franklin, TN 37067

Via courier

Re: Shareholder proposal for 2014 annual meeting

Dear Sir or Madame:

This letter will supplement the shareholder proposal submitted to you by Cornish F. Hitchcock, attorney for the Amalgamated Bank's LongView MidCap 400 Index Fund (the "Fund"), who is authorized to represent the Bank and the Fund in all respects in connection with that resolution.

At the time Mr. Hitchcock submitted the Fund's resolution, the Fund beneficially owned 47,159 shares of Community Health Services, Inc. common stock. These shares are held of record by Amalgamated Bank through its agent, CEDE & Co. The Fund has continuously held at least $2000 worth of the Company's common stock for more than one year prior to submission of the resolution and plans to continue ownership through the date of your 2014 annual meeting.

If you require any additional information, please let me know.

Sincerely,



Scott Zdrazil
First VP – Corporate Governance





RECEIVED

DEC 26 2013

RACHEL SEIFERT

19 December 2013

Ms. Rachel A. Seifert
Executive Vice President, General Counsel and Corporate Secretary
Community Health Systems, Inc.
4000 Meridian Boulevard
Franklin, TN 37067

Via courier

Re: Shareholder proposal for 2014 annual meeting

Dear Ms. Seifert:

This letter will supplement the shareholder proposal submitted to you by Cornish F. Hitchcock, attorney for the Amalgamated Bank's LongView MidCap 400 Index Fund (the "Fund"), who is authorized to represent the Bank and the Fund in all respects in connection with that resolution.

At the time Mr. Hitchcock submitted the Fund's resolution on December 5, 2013, the Fund beneficially owned 47,159 shares of Community Health Systems, Inc. common stock. These shares are held of record by Amalgamated Bank through its agent, CEDE & Co. This letter further confirms that the Fund has continuously held at least $2000 worth of Community Health Systems, Inc.'s common stock for more than a one-year period preceding and including December 5, 2013, continues to hold more than $2000 of shares and plans to continue ownership through the date of your 2014 annual meeting.

We acknowledge your point that the resolution refers to Community Health Services, rather than Community Health Systems, and we would be grateful if you could correct the company's name on the resolution. We regret the error.

If you require any additional information, please let me know.

Sincerely,



Scott Zdrazil
First VP – Corporate Governance

Exhibit B

Section 13(b) of the 2009 Stock Option and Award Plan

(b) Effect of Change In Control. Notwithstanding any other provision of the Plan to the contrary, in the event of a Change in Control, the following provisions of this Section 13(b) shall apply except to the extent an Option or Award Agreement provides for a different treatment (in which case the Option or Award Agreement shall govern and this Section 13(b) shall not be applicable):

(i) If and to the extent that outstanding Options or Awards under the Plan (A) are assumed by the successor corporation (or affiliate thereto) or continued or (B) are replaced with equity awards that preserve the existing value of the Options or Awards at the time of the Change in Control and provide for subsequent payout in accordance with a vesting schedule and Performance Objectives, as applicable, that are the same or more favorable to the Participants than the vesting schedule and Performance Objectives applicable to the Options or Awards, then all such Options or Awards or such substitutes thereof shall remain outstanding and be governed by their respective terms and the provisions of the Plan, subject to Section 13(b)(iv) below.

(ii) If and to the extent that outstanding Options or Awards under the Plan are not assumed, continued or replaced in accordance with Section 13(b)(i) above, then upon the Change in Control the following treatment (referred to as "Change-in-Control Treatment") shall apply to such Options or Awards: (A) outstanding Options and Stock Appreciation Rights shall immediately vest and become exercisable; (B) the restrictions and other conditions applicable to outstanding Restricted Shares, Restricted Stock Units and Stock Awards, including vesting requirements, shall immediately lapse; such Awards shall be free of all restrictions and fully vested; and, with respect to Restricted Stock Units, shall be payable immediately in accordance with their terms or, if later, as of the earliest permissible date under Code Section 409A; and (C) outstanding Performance Awards granted under the Plan shall immediately vest and shall become immediately payable in accordance with their terms as if the Performance Objectives have been achieved at the target performance level.

(iii) If and to the extent that outstanding Options or Awards under the Plan are not assumed, continued or replaced in accordance with Section 13(b)(i) above, then in connection with the application of the Change-in-Control Treatment set forth in Section 13(b)(ii) above, the Board may, in its sole discretion, provide for cancellation of such outstanding Awards at the time of the Change in Control in which case a payment of cash, property or a combination thereof shall be made to each such Optionee or Grantee upon the consummation of the Change in Control that is determined by the Board in its sole discretion and that is at least equal to the excess (if any) of the value of the consideration that would be received in such Change in Control by the holders of the Company's securities relating to such Options or Awards over the exercise or purchase price (if any) for such Options or Awards (except that, in the case of an Option or Stock Appreciation Right, such payment shall be limited as necessary to prevent the Option or Stock Appreciation Right from being subject to the excise tax under Code Section 409A).

(iv) If and to the extent that (A) outstanding Options or Awards are assumed, continued or replaced in accordance with Section 13(b)(i) above and (B) a Optionee's or Grantee's employment with, or performance of services for, the Company or any of its Subsidiaries or successors is terminated by the Company or such Subsidiary or successor for any reasons other than Cause or by such Optionee or Grantee for Good Reason, in each case, within the two-year period commencing on the Change in Control, then, as of the date of such Participant's termination, the Change-in-Control Treatment set forth in Section 13(b)(ii) above shall apply to all assumed or replaced Options or Awards of such Participant then outstanding.

(v) Outstanding Options or Stock Appreciation Rights that are assumed, continued or replaced in accordance with Section 13(b)(i) may be exercised by the Optionee or Grantee in accordance with the applicable terms and conditions of such Option or Award as set forth in the applicable Agreement or elsewhere; provided, however, that Options or Stock Appreciation Rights that become exercisable in accordance with Section 13(b)(iv) may be exercised until the expiration of the original full term of such Option or Stock Appreciation Right notwithstanding the other original terms and conditions of such Award, to the extent allowed without such Option or Stock Appreciation Right becoming subject to the excise tax under Code Section 409A).

Exhibit B

New Proposal Letter

CHS

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, NW • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

20 January 2014

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Via e-mail

Re: Request for no-action relief filed by Community Health Systems

Dear Counsel:

On behalf of Amalgamated Bank's LongView MidCap 400 Index Fund (the "Fund") I am responding to the letter from counsel for Community Health Systems ("CHS") dated 13 January 2014. In that letter CHS seeks no-action relief as to a shareholder proposal that the Fund submitted for inclusion in the proxy materials to be distributed prior to the 2014 annual meeting. For the reasons set forth below, the Fund respectfully asks the Division to deny the requested relief.

The Fund's Proposal and CHS's Objection.

The Fund's resolution asks the CHS board "to adopt a policy that there shall be no acceleration of the vesting of any equity award granted to any senior executive if there is a termination following a change in corporate control (as defined under any applicable employment agreement, equity incentive plan or other plan)," with a proviso allowing awards on a *pro rata* basis and a statement that the policy is not intended to affect existing contractual rights. The proposal thus tracks similar proposals that have been voted at dozens of companies in recent years.

CHS objects under Rule 14a-8(i)(9) because CHS advises that it plans to submit an incentive equity plan for shareholder approval at the 2014 annual meeting and that the Fund's proposal conflicts with that plan.

Rule 14a-8(i)(9) allows the exclusion of a proposal that "directly conflicts" with a management proposal. When the Fund submitted its proposal six weeks ago, CHS had made no public statement as to any intent to submit a new plan for shareholder approval at the 2014 annual meeting. News of a new plan did not reach the outside world until CHS filed its no-action request last week.

The Fund acknowledges that the Division has viewed the submission of an equity incentive plan to shareholders as creating a "direct conflict" with shareholder proposals addressing an issue covered by the proposed plan. Since the Fund had no way of knowing of any potential conflict, and since CHS's objection can be easily addressed, the Fund advises that it is willing to amend the first sentence to the second paragraph of the "resolved" clause to make it clear that the policy should apply only to equity incentive plans *adopted* by shareholders after the date of the 2014 annual meeting board and only to *awards made under any usch plans.*

Such a minor edit removes any "direct conflict" with the 2014 equity incentive plan because the Fund's policy would not apply to that plan (should it be adopted) or to any awards issued under that plan. The revision is thus comparable to minor revisions that the Division routinely allows to avoid conflicts in other areas, *e.g.*, revisions to have a proposed policy take effect prospectively only or without affecting existing contract rights. We propose a revision such as the text shown in italics below:

> For purposes of this policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of SEC Regulation S-K, which identifies the elements of executive compensation to be disclosed to shareholders; *provided, however, that this policy shall apply only to equity incentive plans adopted by shareholders after CHS's 2014 annual shareholder meeting and only to awards under such plans.*[1]

CHS's letter argues (at p. 3) that the Division has permitted exclusion of conflicting proposals when "an affirmative vote on both the shareholder proposal and a company-sponsored proposal would lead to an inconsistent, ambiguous or inconclusive mandate from the company's shareholders." To illustrate how any conflict disappears with the slight revision proposed here – and how a vote on both items gives the board of directors the benefit of a more nuanced understanding of shareholder views – suppose that both CHS's new plan and the Fund's revised proposal appear in the proxy. There is a matrix of only four possible ways that a shareholder could vote, and not one of those options would send a conflicting or garbled message to the board of directors. The four possible voting results are:

---

[1] We note for the convenience of the staff that another LongView Fund has proposed a similar textual revision in response to a similar objection from ConocoPhillips (incoming letter dated 3 January 2014).

	Item X: Approve new 2014 equity incentive plan	Item Y: Adopt Fund's policy for post-2014 plans and awards under those plans
Vote option 1:	Yes	Yes

Message delivered: I approve the 2014 management plan, but I also favor limits on acceleration in any plans that the board may propose in the future [perhaps because CHS has had a policy of accelerating equity awards for some time, so I don't favor an immediate change, but I want to signal the board that it's time to move away from this practice in the future.]

Vote option 2:	Yes	No

Message delivered: I approve the 2014 management plan, which does not limit accelerated vesting, and I see no need as a policy matter or a governance matter to limit accelerated vesting under future plans.

Vote option 3	No	Yes

Message delivered: I do not approve of the 2014 plan [for whatever reason], and I also oppose accelerated vesting of unearned options [again for any reason – too generous, no "pay for performance" connection, etc.].

Vote option 4:	No	No

Message delivered: I do not approve of the 2014 plan [for whatever reason]; however, I do not want limit management's ability to respond to change of control situations or to compete for executive talent with companies that do accelerate equity awards in change of control situations.

Conclusion.

For these reasons, CHS has not sustained its burden of showing that the Fund's proposal may be excluded from the Company's proxy materials, and we respectfully ask the Division to deny the requested relief.

Thank you for your consideration of these points. Please do not hesitate to contact me if there is further information that we can provide.

Very truly yours,



Cornish F. Hitchcock

cc: Rachel A. Seifert, Esq.

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, NW • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

20 January 2014

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Via e-mail

Re: Request for no-action relief filed by Community Health Systems

Dear Counsel:

On behalf of Amalgamated Bank's LongView MidCap 400 Index Fund (the "Fund") I am responding to the letter from counsel for Community Health Systems ("CHS") dated 13 January 2014. In that letter CHS seeks no-action relief as to a shareholder proposal that the Fund submitted for inclusion in the proxy materials to be distributed prior to the 2014 annual meeting. For the reasons set forth below, the Fund respectfully asks the Division to deny the requested relief.

The Fund's Proposal and CHS's Objection.

The Fund's resolution asks the CHS board "to adopt a policy that there shall be no acceleration of the vesting of any equity award granted to any senior executive if there is a termination following a change in corporate control (as defined under any applicable employment agreement, equity incentive plan or other plan)," with a proviso allowing awards on a *pro rata* basis and a statement that the policy is not intended to affect existing contractual rights. The proposal thus tracks similar proposals that have been voted at dozens of companies in recent years.

CHS objects under Rule 14a-8(i)(9) because CHS advises that it plans to submit an incentive equity plan for shareholder approval at the 2014 annual meeting and that the Fund's proposal conflicts with that plan.

Rule 14a-8(i)(9) allows the exclusion of a proposal that "directly conflicts" with a management proposal. When the Fund submitted its proposal six weeks ago, CHS had made no public statement as to any intent to submit a new plan for shareholder approval at the 2014 annual meeting. News of a new plan did not reach the outside world until CHS filed its no-action request last week.

The Fund acknowledges that the Division has viewed the submission of an equity incentive plan to shareholders as creating a "direct conflict" with shareholder proposals addressing an issue covered by the proposed plan. Since the Fund had no way of knowing of any potential conflict, and since CHS's objection can be easily addressed, the Fund advises that it is willing to amend the first sentence to the second paragraph of the "resolved" clause to make it clear that the policy should apply only to equity incentive plans *adopted* by shareholders after the date of the 2014 annual meeting board and only to *awards made under any usch plans.*

Such a minor edit removes any "direct conflict" with the 2014 equity incentive plan because the Fund's policy would not apply to that plan (should it be adopted) or to any awards issued under that plan. The revision is thus comparable to minor revisions that the Division routinely allows to avoid conflicts in other areas, *e.g.*, revisions to have a proposed policy take effect prospectively only or without affecting existing contract rights. We propose a revision such as the text shown in italics below:

> For purposes of this policy, "equity award"' means an award granted under an equity incentive plan as defined in Item 402 of SEC Regulation S-K, which identifies the elements of executive compensation to be disclosed to shareholders; *provided, however, that this policy shall apply only to equity incentive plans adopted by shareholders after CHS's 2014 annual shareholder meeting and only to awards under such plans.*[1]

CHS's letter argues (at p. 3) that the Division has permitted exclusion of conflicting proposals when "an affirmative vote on both the shareholder proposal and a company-sponsored proposal would lead to an inconsistent, ambiguous or inconclusive mandate from the company's shareholders." To illustrate how any conflict disappears with the slight revision proposed here – and how a vote on both items gives the board of directors the benefit of a more nuanced understanding of shareholder views – suppose that both CHS's new plan and the Fund's revised proposal appear in the proxy. There is a matrix of only four possible ways that a shareholder could vote, and not one of those options would send a conflicting or garbled message to the board of directors. The four possible voting results are:

---

[1] We note for the convenience of the staff that another LongView Fund has proposed a similar textual revision in response to a similar objection from ConocoPhillips (incoming letter dated 3 January 2014).

	Item X: Approve new 2014 equity incentive plan	Item Y: Adopt Fund's policy for post-2014 plans and awards under those plans
Vote option 1:	Yes	Yes

Message delivered: I approve the 2014 management plan, but I also favor limits on acceleration in any plans that the board may propose in the future [perhaps because CHS has had a policy of accelerating equity awards for some time, so I don't favor an immediate change, but I want to signal the board that it's time to move away from this practice in the future.]

Vote option 2:	Yes	No

Message delivered: I approve the 2014 management plan, which does not limit accelerated vesting, and I see no need as a policy matter or a governance matter to limit accelerated vesting under future plans.

Vote option 3	No	Yes

Message delivered: I do not approve of the 2014 plan [for whatever reason], and I also oppose accelerated vesting of unearned options [again for any reason – too generous, no "pay for performance" connection, etc.].

Vote option 4:	No	No

Message delivered: I do not approve of the 2014 plan [for whatever reason]; however, I do not want limit management's ability to respond to change of control situations or to compete for executive talent with companies that do accelerate equity awards in change of control situations.

Conclusion.

For these reasons, CHS has not sustained its burden of showing that the Fund's proposal may be excluded from the Company's proxy materials, and we respectfully ask the Division to deny the requested relief.

Thank you for your consideration of these points. Please do not hesitate to contact me if there is further information that we can provide.

Very truly yours,



Cornish F. Hitchcock

cc: Rachel A. Seifert, Esq.



January 13, 2014

COMMUNITY
HEALTH
SYSTEMS, INC.

4000 Meridian Boulevard
Franklin, TN 37067
Tel: (615) 465-7000

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Community Health Systems, Inc. 2014 Annual Meeting Shareholder Proposal of the Amalgamated Bank LongView MidCap 400 Index Fund

Ladies and Gentlemen:

I am writing on behalf of Community Health Systems, Inc., a Delaware corporation ("CHS" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, CHS may exclude the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the Amalgamated Bank LongView MidCap 400 Index Fund (the "Proponent") from the proxy statement to be distributed by CHS in connection with its 2014 annual meeting of shareholders (the "2014 Proxy Statement"). A copy of the Proposal is attached hereto as Exhibit A.

The Proposal states as follows:

RESOLVED: The shareholders ask the board of directors to adopt a policy that there shall be no acceleration of the vesting of any equity award granted to any senior executive if there is a termination following a change in corporate control (as defined under any applicable employment agreement or other agreement or under any equity incentive plan or other plan), provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, pro rata basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation

S-K, which identifies the elements of executive compensation to be disclosed to shareholders. This resolution shall be implemented so as not affect any contractual rights in existence on the date this policy is adopted.

CHS believes that the Proposal may be properly omitted from the 2014 Proxy Statement under Rule 14a-8(i)(9) under the Exchange Act because it directly conflicts with one of CHS's own proposals to be submitted to CHS shareholders at the same meeting.

The Proposal May be Excluded Pursuant to Rule 14a-8(i)(9) Because It Directly Conflicts with a Company Proposal.

Rule 14a-8(i)(9) under the Exchange Act provides that a shareholder proposal may be omitted from a proxy statement "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus for the exclusion to be available." Exchange Act Release No. 34-40018, n. 27 (May 21, 1998).

CHS intends to include a Company-sponsored proposal in the 2014 Proxy Statement pursuant to which CHS stockholders will be asked to approve the Community Health Systems, Inc. 2009 Stock Option and Award Plan (the "Plan"), as amended and restated. Relevant provisions of the Plan are described below. All defined terms used in the description of the Plan below but not otherwise defined herein have the meanings ascribed to such terms in the Plan.

The Plan which will be submitted for approval by CHS's stockholders contains a provision requiring that, in the event of a Change in Control, except to the extent an Option or Award Agreement provides for a different treatment, if outstanding Options or Awards are assumed, continued or replaced by the successor corporation and an Optionee's or a Grantee's employment is terminated for any reason other than Cause or by the Optionee or Grantee for Good Reason within the two-year period following a Change in Control, then, upon such person's termination, (i) such person's outstanding Options and Stock Appreciation Rights will immediately vest and become exercisable, (ii) all restrictions and other conditions applicable to such person's outstanding Restricted Shares, Restricted Stock Units and Stock Awards, including vesting requirements, will immediately lapse and such Awards will become fully vested and (iii) such person's outstanding Performance Awards granted under the Plan will immediately vest and will become immediately payable in accordance with their terms as if the Performance Objectives have been achieved at the target performance level. In addition, the Plan provides that, in the event of a Change of Control, if the outstanding Options or Awards under the Plan are not assumed, continued or replaced by the successor corporation, then upon the Change in Control (A) all outstanding Options and Stock Appreciation Rights will immediately vest and become exercisable, (B) the restrictions and other conditions applicable to all outstanding Restricted Shares, Restricted Stock Units and Stock Awards, including vesting requirements, will immediately lapse, and such Awards will become fully vested and (C) all outstanding

Performance Awards granted under the Plan will immediately vest and will become immediately payable in accordance with their terms as if the Performance Objectives have been achieved at the target performance level.

In particular, the Plan to be submitted for approval by CHS's stockholders will contain the provisions set forth on Exhibit B, including Section 13(b)(iv) thereof. The Proposal, which prohibits accelerated vesting of a senior executive's equity awards in the event of a termination following a change in corporate control, directly conflicts with these provisions of the Plan, which expressly provide for the accelerated vesting of equity awards in the event of a termination following a change in control of the Company.

The Staff has consistently permitted the exclusion of shareholder proposals under Rule 14a-8(i)(9) where, as in this case, an affirmative vote on both the shareholder proposal and a company-sponsored proposal would lead to an inconsistent, ambiguous or inconclusive mandate from the company's shareholders, including when a shareholder proposal seeks to limit or restrict the forms or terms and conditions of equity compensation to senior executives and the company seeks approval of an equity-based compensation plan. For example, in *Verizon Communications Inc.* (February 8, 2013), the Staff permitted exclusion of a shareholder proposal requesting that Verizon's board of directors adopt a policy that, in the event of a change in control, there may not be any acceleration of vesting of any equity award to any senior executive, but that the board's compensation committee may provide that any unvested award will vest on a partial, pro rata basis, where Verizon included in its proxy statement a company-sponsored proposal to amend and restate Verizon's equity based long-term incentive plan to incorporate an amendment to the number of awards that may be granted under the plan and to approve the material terms of the performance goals in the plan for purposes of compliance with Section 162(m) of the Internal Revenue Code. In addition, the Staff has permitted the exclusion of substantially similar proposals on numerous other recent occasions. For example, in each of *Sysco Corporation* (September 20, 2013), *Medtronic, Inc.* (June 25, 2013), *McKesson Corporation* (May 1, 2013), *Starwood Hotels & Resorts Worldwide, Inc.* (March 21, 2013), *Southwestern Energy Company* (March 7, 2013), *Pitney Bowes Inc.* (January 22, 2013) and *Union Pacific Corporation* (January 15, 2013), the Staff permitted exclusion of shareholder proposals that were substantially similar to the Proposal, and which requested the board to adopt a policy prohibiting the acceleration of vesting of equity awards upon a change in control of the company, because the company was including in its proxy statement a company-sponsored proposal requesting approval of an equity compensation plan which provided for the acceleration of vesting of equity awards in connection with a change in control.

Moreover, the Staff's position permitting exclusion under such circumstances has been long standing (see, e.g., *Abercrombie & Fitch Co.* (May 2, 2005) (proposal that stock options be performance-based conflicted with stock option plan submitted by the company for shareholder approval which only provided for time-based options); *Crown Holdings, Inc.* (February 4, 2004) (proposal to discontinue issuing certain equity awards to specified executives conflicted with company sponsored equity incentive plan giving the board broad discretion as to the types and recipients of awards); *AOL Time Warner Inc.* (March 3, 2003) (proposal prohibiting issuance of additional stock options conflicted with company-sponsored discretionary stock option plan); *Croghan Bancshares, Inc.* (March 13, 2002) (proposal to exclude individual directors from stock option and incentive plan conflicted with plan granting board broad discretion to select to whom awards will be made); *First Niagara Financial Group, Inc.* (March 2, 2002) (proposal to replace stock option grants with cash bonuses conflicted with new stock option plan submitted by company); *Osteotech, Inc.* (April 24, 2000) (proposal that no stock options should be granted to executive officers and directors conflicted with new stock plan that granted broad discretion to committee to determine identity of recipients); *Phillips-Van Heusen Corporation* (April 21, 2000) (proposal that officers and directors consider the discontinuance of all stock options and other awards conflicted with company proposal to adopt certain bonus, incentive and stock option plans); *General Electric Company* (January 28, 1997) (proposal requiring stock options be adjusted for inflation conflicted with long-term incentive plan giving committee broad discretion); *Rubbermaid Incorporated* (January 16, 1997) (proposal requiring stock options be adjusted for inflation conflicted with restricted stock incentive plan not requiring such adjustment); *SBC Communications, Inc.* (January 15, 1997) (proposal requiring stock options be adjusted for inflation conflicted with proposal that the company adopt a plan that would provide for issuance of stock options at fair market value of the stock).

The Proposal has terms and conditions that directly conflict with those provided for in the Plan which CHS intends to submit to shareholders for approval at its 2014 annual meeting. In particular, the Proposal and the Plan are unambiguously in conflict with respect to the accelerated vesting of a senior executive's equity awards in the event of termination following a change in control. Because of this conflict, if CHS were to include both the Proposal and CHS's proposal to approve the Plan in the 2014 Proxy Statement, CHS's shareholders would be presented with alternative and conflicting decisions, and an affirmative vote on both the Proposal and CHS's proposal would lead to an inconsistent and inconclusive mandate from the shareholders.

Accordingly, CHS respectfully requests the concurrence of the Staff that it will not recommend enforcement action against CHS if CHS omits the Proposal in its entirety from the 2014 Proxy Statement. CHS requests that the Staff email a copy of its determination of this matter to the undersigned at rachel_seifert@chs.net.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent as notice of CHS's intent to omit the Proposal from the 2014 Proxy Statement.

Rule 14a-8(k) under the Exchange Act and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they elect to submit to the Commission or the Staff. Accordingly, CHS takes this opportunity to inform the Proponent that if the Proponent submits additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

If you have any questions with respect to this matter, please telephone me at (615) 465-7349, Thomas W. Christopher of Kirkland & Ellis LLP at (212) 446-4790 or Michael P. Brueck of Kirkland & Ellis at (212) 446-6407.

Very truly yours,



Rachel A. Seifert
Executive Vice President,
Secretary and General Counsel

RAS/jh

Attachments

cc: Cornish F. Hitchcock, Hitchcock Law Firm PLLC
Thomas W. Christopher, Kirkland & Ellis LLP
Michael P. Brueck, Kirkland & Ellis LLP

Exhibit A

Proposal

CHS

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, NW • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

5 December 2013

Corporate Secretary
Community Health Services, Inc.
4000 Meridian Boulevard
Franklin, Tennessee 37067

Via UPS

Dear Sir or Madame:

On behalf of the Amalgamated Bank's LongView MidCap 400 Index Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy materials that Community Health Services plans to circulate to shareholders in anticipation of the 2014 annual meeting. The proposal is being submitted under SEC Rule 14a-8, and it relates executive compensation policies.

The Fund is an S&P MidCap 400 index fund, located at 275 Seventh Avenue, New York, N.Y. 10001. The Fund beneficially owns more than $2000 worth of Community Health Services common stock and has held those shares for over a year. A letter from the Bank as record owner confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2014 annual meeting, which a representative is prepared to attend.

The Fund would be pleased to engage in a dialogue with the Company over the issues presented by this resolution. Please let me know if you would like to set up such a discussion.

If you require any additional information, please let me know.

Very truly yours,



Cornish F. Hitchcock

RESOLVED: The shareholders ask the board of directors to adopt a policy that there shall be no acceleration of the vesting of any equity award granted to any senior executive if there is a termination following a change in corporate control (as defined under any applicable employment agreement or other agreement or under any equity incentive plan or other plan), provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which identifies the elements of executive compensation to be disclosed to shareholders. This resolution shall be implemented so as not affect any contractual rights in existence on the date this policy is adopted.

SUPPORTING STATEMENT

Community Health Services allows senior executives to receive an accelerated award of unvested equity awards in certain situations after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that Avon's current practices may permit windfall awards that have nothing to do with a senior executive's performance.

According to last year's proxy statement, the termination of CEO Smith after a change in control could have generated an award worth over $9 million in accelerated vesting of unearned equity grants. Other senior executives would have received accelerated awards worth between $1.9 million and $3.7 million.

We are unpersuaded by the argument that executives somehow "deserve" to receive unvested awards that they have not earned. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.

We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of any unearned equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee.

We urge you to vote FOR this proposal.



RECEIVED

DEC 12 2013

RACHEL SEIFERT

5 December 2013

Corporate Secretary
Community Health Services, Inc.
4000 Meridian Boulevard
Franklin, TN 37067

Via courier

Re: Shareholder proposal for 2014 annual meeting

Dear Sir or Madame:

This letter will supplement the shareholder proposal submitted to you by Comish F. Hitchcock, attorney for the Amalgamated Bank's LongView MidCap 400 Index Fund (the "Fund"), who is authorized to represent the Bank and the Fund in all respects in connection with that resolution.

At the time Mr. Hitchcock submitted the Fund's resolution, the Fund beneficially owned 47,159 shares of Community Health Services, Inc. common stock. These shares are held of record by Amalgamated Bank through its agent, CEDE & Co. The Fund has continuously held at least $2000 worth of the Company's common stock for more than one year prior to submission of the resolution and plans to continue ownership through the date of your 2014 annual meeting.

If you require any additional information, please let me know.

Sincerely,



Scott Zdrazil
First VP – Corporate Governance





RECEIVED

DEC 26 2013

RACHEL SEIFERT

19 December 2013

Ms. Rachel A. Seifert
Executive Vice President, General Counsel and Corporate Secretary
Community Health Systems, Inc.
4000 Meridian Boulevard
Franklin, TN 37067

Via courier

Re: Shareholder proposal for 2014 annual meeting

Dear Ms. Seifert:

This letter will supplement the shareholder proposal submitted to you by Cornish F. Hitchcock, attorney for the Amalgamated Bank's LongView MidCap 400 Index Fund (the "Fund"), who is authorized to represent the Bank and the Fund in all respects in connection with that resolution.

At the time Mr. Hitchcock submitted the Fund's resolution on December 5, 2013, the Fund beneficially owned 47,159 shares of Community Health Systems, Inc. common stock. These shares are held of record by Amalgamated Bank through its agent, CEDE & Co. This letter further confirms that the Fund has continuously held at least $2000 worth of Community Health Systems, Inc.'s common stock for more than a one-year period preceding and including December 5, 2013, continues to hold more than $2000 of shares and plans to continue ownership through the date of your 2014 annual meeting.

We acknowledge your point that the resolution refers to Community Health Services, rather than Community Health Systems, and we would be grateful if you could correct the company's name on the resolution. We regret the error.

If you require any additional information, please let me know.

Sincerely,



Scott Zdrazil
First VP – Corporate Governance



Exhibit B

Section 13(b) of the 2009 Stock Option and Award Plan

(b) Effect of Change in Control. Notwithstanding any other provision of the Plan to the contrary, in the event of a Change in Control, the following provisions of this Section 13(b) shall apply except to the extent an Option or Award Agreement provides for a different treatment (in which case the Option or Award Agreement shall govern and this Section 13(b) shall not be applicable):

(i) If and to the extent that outstanding Options or Awards under the Plan (A) are assumed by the successor corporation (or affiliate thereto) or continued or (B) are replaced with equity awards that preserve the existing value of the Options or Awards at the time of the Change in Control and provide for subsequent payout in accordance with a vesting schedule and Performance Objectives, as applicable, that are the same or more favorable to the Participants than the vesting schedule and Performance Objectives applicable to the Options or Awards, then all such Options or Awards or such substitutes thereof shall remain outstanding and be governed by their respective terms and the provisions of the Plan, subject to Section 13(b)(iv) below.

(ii) If and to the extent that outstanding Options or Awards under the Plan are not assumed, continued or replaced in accordance with Section 13(b)(i) above, then upon the Change in Control the following treatment (referred to as "Change-in-Control Treatment") shall apply to such Options or Awards: (A) outstanding Options and Stock Appreciation Rights shall immediately vest and become exercisable; (B) the restrictions and other conditions applicable to outstanding Restricted Shares, Restricted Stock Units and Stock Awards, including vesting requirements, shall immediately lapse; such Awards shall be free of all restrictions and fully vested; and, with respect to Restricted Stock Units, shall be payable immediately in accordance with their terms or, if later, as of the earliest permissible date under Code Section 409A; and (C) outstanding Performance Awards granted under the Plan shall immediately vest and shall become immediately payable in accordance with their terms as if the Performance Objectives have been achieved at the target performance level.

(iii) If and to the extent that outstanding Options or Awards under the Plan are not assumed, continued or replaced in accordance with Section 13(b)(i) above, then in connection with the application of the Change-in-Control Treatment set forth in Section 13(b)(ii) above, the Board may, in its sole discretion, provide for cancellation of such outstanding Awards at the time of the Change in Control in which case a payment of cash, property or a combination thereof shall be made to each such Optionee or Grantee upon the consummation of the Change in Control that is determined by the Board in its sole discretion and that is at least equal to the excess (if any) of the value of the consideration that would be received in such Change in Control by the holders of the Company's securities relating to such Options or Awards over the exercise or purchase price (if any) for such Options or Awards (except that, in the case of an Option or Stock Appreciation Right, such payment shall be limited as necessary to prevent the Option or Stock Appreciation Right from being subject to the excise tax under Code Section 409A).

(iv) If and to the extent that (A) outstanding Options or Awards are assumed, continued or replaced in accordance with Section 13(b)(i) above and (B) a Optionee's or Grantee's employment with, or performance of services for, the Company or any of its Subsidiaries or successors is terminated by the Company or such Subsidiary or successor for any reasons other than Cause or by such Optionee or Grantee for Good Reason, in each case, within the two-year period commencing on the Change in Control, then, as of the date of such Participant's termination, the Change-in-Control Treatment set forth in Section 13(b)(ii) above shall apply to all assumed or replaced Options or Awards of such Participant then outstanding.

(v) Outstanding Options or Stock Appreciation Rights that are assumed, continued or replaced in accordance with Section 13(b)(i) may be exercised by the Optionee or Grantee in accordance with the applicable terms and conditions of such Option or Award as set forth in the applicable Agreement or elsewhere; provided, however, that Options or Stock Appreciation Rights that become exercisable in accordance with Section 13(b)(iv) may be exercised until the expiration of the original full term of such Option or Stock Appreciation Right notwithstanding the other original terms and conditions of such Award, to the extent allowed without such Option or Stock Appreciation Right becoming subject to the excise tax under Code Section 409A).